PROFIT PARTICIPATION AGREEMENT

BETWEEN

GREEN TECHNOLOGY SOLUTIONS, INC.
A DELAWARE CORPORATION

AND

AR ERHKES

     THIS PROFIT PARTICIPATION AGREEMENT (the “PPA”) is made as of the 8th day of June, 2011, by and between GREEN TECHNOLOGY SOLUTIONS, INC., a Delaware corporation represented herein by John Shearer, President, whose principal place of business is 2880 Zanker Rd., Suite 203, San Jose, CA, 95134 (“GTSO”), and AR ERHKES, a Mongolian company represented herein by Chuluunbat Sukhbaatar, General Director, whose principal place of business is Bayanol District, 10th Microregion, 5th Khoroo, # 2-51 (“Company”).

WHEREAS, GTSO is in the business of identifying and developing new environmental technology, solutions and rare earth deposits for use in green technology;

WHEREAS, Company desires to enter into an agreement with GTSO to facilitate the mining of rare earths at the following sites:

Site 1:           Tuv Province, Bayandelger Soum, Avdrant Mine; location 80 km southfrom Ulaanbaatar

Site 2:           Bulgan Province, Dashinchilen Soum, Agiut Mine of Bouo LLC; location 260 kmfrom Ulaanbaatar

Site 3:           Dornogobi Province, Airag Soum, Modot Uul Mine of Modot Uul LLC; location382 km from Ulaanbaatar

     NOW, THEREFORE, in consideration of the above and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.     Pursuant to that certain Letter of Intent previously executed between the parties, the parties agree to the following:

1.a           GTSO agrees to cause to be excavated core samples and thereafter arrange for the samples to be tested to identify rare minerals present in the sample.

1.b           Once the sample report is completed, the parties shall thereafter agree as to how additional excavation shall proceed.

1.c           GTSO has agreed to pay to Company the sum of TEN THOUSAND DOLLARS ($10,000) per month, the first payment due and payable immediately upon execution by all parties with each subsequent payment thereafter due on the 20th of each month beginning with the month of July, 2011; the term of the above payments shall be for SIX (6) months.  In addition, GTSO shall pay the following expenses:

a.	Cost to excavate 20 ton Rail Car container from site
b.	Cost to load truck with 20 ton container
c.	Cost to truck container from site to rail station
d.	Cost to load Rail Car container on rail car
e.	Cost to transport to Vladivostok from rail station
f.	Export tax for 20 ton ore paid to Mining Ministry

2.           As consideration for GTSO’s payment of the $10,000.00 per month to Company, Company has agreed to pay to GTSO, FIFTEEN percent (15%) of the Net Profits generated and realized by the Company from the production of Sites 1, 2, and 3 described above.  As used herein, “Net Profits” shall be as defined by GAAP.

a. Vesting of the 15% shall be as follows:  immediately upon signing of this agreement by all parties and receipt of the first $10,000 payment, GTSO shall be granted 5% of the Net Profits, the remaining 10% shall vest according to the number of months GTSO has made payments, ie: after the second payment, vesting is 1/5 of the remaining 10%; after the third payment, vesting is 2/5 of the remaining 10%; after five additional payments have been made (after the initial payment of $10,000), vesting is 5/5 of the remaining 10%.  If GTSO elects not to continue with payments under this Profit Sharing Agreement at any time, then GTSO shall not owe any obligation to Company upon notice to Company of GTSO's intent to discontinue the PPA payments.  Upon that notice, the remaining 10% shall vest according to the description above.

3.           The payment to GTSO shall begin 30 days following the first quarter Company reaches Net Profit.

4.           The term for this PPA shall be for perpetuity commencing when Company begins production of the above described mine sites.

5.           Payment:

a.           Accounting.  Accounting regarding Net Profit shall be done on a quarterly basis.  Not more than thirty (30) business days after the close of each quarter, Company shall complete and submit to GTSO, in a detailed Accounting (defined below), Company’s best estimate of the Net Profit amount due for that quarter. As used herein, “Accounting” shall mean a report prepared by Company showing in reasonable detail (including reasonable back-up documentation) the calculation of the Net Profit payment.

b.           Simultaneous with the submission of the Accounting, Company shall tender payment in full of the amount Company’s calculation determined was the Net Profit payment due.

c.           Year-End Accounting:  In addition to the Accounting under “a” above, not more than one hundred twenty days (120) after the close of the 4th quarter, Company shall complete and submit to GTSO, in a detailed Accounting, Company’s best estimate of the total Net Profit payment due for the previous four quarters, for the purpose of calculating any payment or credit due for the entire year.

i.           If a payment is determined to be due GTSO, Company shall tender payment in full simultaneous with the submission of the next quarterly Accounting.

ii.           If a credit is determined to be due Company, that credit amount shall be included in the next quarterly Accounting.

6.           Resolution of Disputes.  Any dispute regarding this PPA shall be resolved through the use of arbitration.

7.     Financial Records.  Company shall keep and maintain, or cause to be kept and maintained, accurate financial books and records with respect to the Accountings, Net Profit determination, manufacture and sale of minerals and/or any other documentation necessary to make the Accounting determinations outlined above. Such financial books and records shall include all supporting documentation relative to the quarterly and/or yearly accountings, and shall be maintained by Company and made available to GTSO for two (2) years after the date on which the yearly Accounting is agreed to by the parties or made final by the terms of this agreement.

8.     Default and Remedies.

a.           Default. Each of the terms, conditions, covenants and provisions of this Agreement is a material consideration for this Agreement, the breach of which shall be deemed a default hereunder. Said default shall be deemed to have occurred if the defaulting party has not effected a cure within ten (10) days after a written notice from the other party specifying the default.

9.           Miscellaneous.

a.           Notices.   All notices or other communications required or permitted hereunder shall be in writing and personally delivered (including by means of professional messenger service) by nationally recognized overnight courier service, messenger service or registered or certified mail, postage prepaid, return receipt requested, via facsimile or electronic mail (email).

GREEN TECHNOLOGY SOLUTIONS, INC. and	Kathleen M. Delaney, Corporate Counsel
Attention: John Shearer, President	1900 West Loop South, Suite 150
2880 Zanker Rd., Suite 203 San Jose, CA 95134	Houston, TX 77027

Company:	AR ERHKES
Attention: Chuluunbat Sukhbaatar, General Director
Bayanol District, 10th Microregion
5th Khoroo, # 2-51

b.           Interpretation; Governing Law. This Agreement shall be construed as if prepared by both parties.  Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived.

c.           Severability.   If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, by a court of competent jurisdiction, the remainder of this Agreement and application of such provision to other circumstances, shall be interpreted so as best to reasonably effect the intent of the parties hereto.

d.           Attorney Fees.   If either party files any action or brings any proceeding against the other arising out of this Agreement, whether or not such action or proceeding is prosecuted to judgment (“Action”), then:

i.           The unsuccessful party therein shall pay all costs incurred by the prevailing party therein, including reasonable attorneys’ fees and costs, court costs and reimbursements for any other expenses incurred in connection therewith, and

e.           Entire Agreement; Amendments.   This Agreement is intended by the parties to be the final expression of their agreement with respect to GTSO’s right to share in any profits from Company and is intended as the complete and exclusive statement of the terms of the agreement with respect thereto between the parties. As such, this Agreement supersedes any prior understandings between the parties regarding the subject matter hereof, whether oral or written. Any amendments to this Agreement shall be in writing and shall be signed by all parties hereto.

f.           Assignment.  GTSO shall have the right to sell or assign its rights and obligations hereunder without the prior written consent of Company.

g.           Headings; Cross-References; Exhibits. The headings and captions used in this Agreement are for convenience and ease of reference only and shall not be used to construe, interpret, expand or limit the terms of this Agreement.

h.           GTSO shall not be liable to any contractor, subcontractor, supplier, laborer, architect, engineer, purchaser, or any other party for services performed or materials supplied or for any causes of action arising out of or in connection with the mining of the above sites 1, 2 and 3.  GTSO shall not be liable for any debts or claims accruing in favor of any such parties against Company or others or against the mine site. Company is not and shall not be considered an agent of GTSO for any purposes whatsoever. GTSO is not a venture partner with Company or with the owners of Company in any manner whatsoever and GTSO shall have no duties of any kind to Company, including without limitation, any fiduciary duties as to Company or the owners of Company or to any other person, except as expressly set forth herein. GTSO shall not be deemed to be in privity of contract with any contractor or provider of services on the project which is the subject of this agreement or to Company or any purchaser of Company’s products.  Approvals granted by GTSO or Company for any matters covered under this Agreement shall be construed to be solely for the benefit of the party granting the approval and no other person shall be considered a third party beneficiary hereof.

i.           Company shall provide timely and publishable reports of all company progress such as contracts, tests and sales.

j.           Company hereby certifies that it owns, governs or controls the sites listed above and has supporting documentation to verify same.  Company further claims it has the appropriate licenses to fulfill any and all exploitation of these sites and its contents.  If any claims arise which disputes Company's certification herein, Company agrees it will issue a refund to GTSO of all monies invested by GTSO under this PPA.

k.           Counterparts. This Agreement may be executed in several original counterparts, each of which and all together will constitute this Agreement in its entirety.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

AR ERHKES		GREEN TECHNOLOGY SOLUTIONS, INC.

BY:	/s/ CHULUUNBAT SUKHBAATAR	BY:	/s/ JOHN SHEARER
	CHULUUNBAT SUKHBAATAR		JOHN SHEARER
	General Director		President